Exhibit 3.1
090204
*090204*
BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT                                                                                                                                                    ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
                                    (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
1.  Name of corporation:
Nutranomics, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)
FOURTH: The Corporation shall be authorized to issue 775,000,000 shares of capital stock, of which 750,000,000 shares shall be shares of common stock, par value $0.001 per share (the “Common Stock”), and 25,000,000 shares shall be shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), per the attached.

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 58.5%
4.	Effective date and time of filing: (optional) Date: 10/6/2015 Time:

(must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

X /s/ E. J. Eyring II
Signature of Officer
*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT:  Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.
Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

FOURTH:  The Corporation shall be authorized to issue 775,000,000 shares of capital stock, of which 750,000,000 shares shall be shares of common stock, par value $0.001 per share (the “Common Stock”), and 25,000,000 shares shall be shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Common Stock.  Except as otherwise provided by law or by the resolution or resolutions adopted by the board of directors of the Corporation designating the rights, powers and preferences of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. All shares of Common Stock will be voting shares and will be entitled to one vote per share.  There shall be no cumulative voting.
Preferred Stock.  Shares of Preferred Stock may be issued from time to time in one or more series.  The board of directors of the Corporation is hereby authorized by resolution or resolutions to fix the voting rights, if any, designations, powers, preferences and the relative, participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any unissued series of Preferred Stock, to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding).